UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 20, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: “Experience the Latest “Spring” Product Innovations at ADA Booth 2219 – The Company is Also Proud to Welcome “Dog4Diabetics” to Booth”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

Information Release
For Immediate Release

Experience the Latest “Spring” Product Innovations at ADA Booth 2219

- The Company is Also Proud to Welcome “Dog4Diabetics” to Booth -

Tirat Carmel, Israel – June 20, 2011 – D. Medical Industries Ltd. (NASDAQ: DMED; TASE: DMED) is pleased to announce that it will offer a sampling of its recently FDA and Health Canada cleared Spring™ Universal Infusion Set, at the American Diabetes Association’s 71st Scientific Sessions being held on June 24-28 in San Diego, CA. The Company will also demonstrate its innovative Spring Zone insulin pump and provide a glimpse of its revolutionary Spring Hybrid Patch Pump.

Spring Universal Infusion Set

The Spring Universal Infusion Set is compatible with most insulin pumps currently available on the market. It is a multi-level system of the latest innovations in materials and miniaturized technology, where each component enhances drug-delivery assurance, while striving to enrich the user experience.

The Spring Universal Infusion Set includes: a “Detach-Detect” mechanism which enhances insulin delivery assurance by alerting the user when the set is detached from the body; a hidden, auto-retractable 28-gauge needle with a trocar tip designed to reduce pain and scarring and to minimize cannula bending potential; and a 360°-connector. By simplifying the insertion process with the one-touch button push, the user and the insurance companies benefit by increasing the odds of the proper insertion on the first try.

“This is a design innovation with real value to all stakeholders in diabetes management," said Zoe Myers, a long-time insulin pump user and D. Medical's Chief Commercial Officer. "Why is the Spring Universal attractive to every insulin pump user? Ask anyone with insulin-dependent diabetes: Would you rather not look at a needle and would you like the peace of mind of knowing that your insulin is being accurately delivered?"

Spring Zone Insulin Delivery System*

The proprietary Intellispring™ technology is at the heart of the Spring Zone Insulin Delivery System functionality. The pocket pump utilizes discrete pressure compensation, drawing the energy for insulin delivery from pressure created when insulin is loaded into the disposable Spring Exclusive infusion set and its spring mechanism is compressed. This ingenious mechanism, backed by the Total Line Control™ (TLC) safety check system, enables failsafe operation and exceptional reliability for continuously controlled and monitored insulin delivery.

Intellispring™ utilizes spring energy as the driving force for insulin delivery. The elimination of motor and gear train results in performance and cost advantages, increased service lifetime and reliability, and substantial weight reduction and size miniaturization. Other key innovative features of the Spring Zone insulin pump include superior blockage and detachment detection, environmental (pressure and temperature) adaptability and continuous insulin dose delivery check.

Spring Hybrid Patch Pump*

The innovative Intellispring™ technology that has been implemented in D. Medical’s Traditional ADI Insulin Pump system has now been transformed into the world’s first ever “hybrid” continuous insulin delivery system. It is hybrid because it can be worn either as a patch pump or a traditional, durable insulin pump.

“Our new Spring Hybrid Patch pump is revolutionary in a number of ways,” said Hezkiah Tsoory, D. Medical’s Chief Operating Officer. “Among the inherent technology features are the smallest increments in insulin therapy, the alert at any possible blockage event and the unique air bubble detection system.  Going beyond that, this new product provides the user with the greatest lifestyle flexibility by allowing an alternative between having tube-free insulin delivery on a skin-patch, or using it as the smallest available traditional insulin pump. The flexibility of this IPX 8 water-tight device goes even further. Our pump can be used with or without a dedicated remote management tool. The remote unit also serves as a blood glucose meter. Finally, the Spring Hybrid Patch Pump offers a brand new industry level of environmental friendliness. The device is comprised of a multiple-use, long-lasting control element that clasps on a single-use drug reservoir.  No electronic elements, soldering material or batteries are being disposed of; the only waste consists of a tiny plastic cartridge. This energy-saving, motorless system may run for about thirty days on a standard AAA battery.”

* D. Medical’s Spring Zone Insulin Delivery System and its Spring Hybrid Patch Pump are not approved for sale in the United States.

Dogs4 Diabetics

Spring is also proud to welcome in its booth (#2219) Dogs 4 Diabetics - a charitable, tax-exempt, 501(c)(3) organization which shares Spring dedication to improving the lives of all insulin-dependent people with diabetes, and empowering individuals, children and families to achieve lifelong successes with their disease. To fulfill this mission, Dogs4Diabetics provides quality medical alert dogs through programs of training, placement, and follow-up services. The organization is a fully accredited member of Assistance Dogs International.  For more information, please visit http://www.dogs4diabetics.com.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring- based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pumpon thesame patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: +972-775538007
Iris@EffectiveIR.co.il